

February 13, 2025

Michael Lawless
Chief Financial Officer
Lifeward Ltd.
200 Donald Lynch Blvd.
Marlborough, MA 01752

      Re: Lifeward Ltd.
          Registration Statement on Form S-1
          Filed February 11, 2025
          File No. 333-284843

Dear Michael Lawless:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Sawicki at 202-551-7153 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Industrial Applications and Services

cc: Jennifer Porter, Esq.